UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

____________________________

DS HEALTHCARE GROUP, INC.

(Name of Subject Company)

____________________________

DS HEALTHCARE GROUP, INC.

(Name of Persons Filing Statement)

____________________________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0001463959

(CUSIP Number of Class of Securities)

Myron Lewis

Chairman of the Board

DS Healthcare Group, Inc.

5379 Lyons Rd.

Coconut Creek, FL 33073

(888) 404-7770

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Board of Directors

DS Healthcare Group, Inc.

5379 Lyons Rd.

Coconut Creek, FL 33073

(888) 404-7770

____________________________

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the “Employment Agreements” in Item 3. of the Recommendation Statement on Schedule 14D-9, initially filed by DS Healthcare Group, Inc. (“Company”), a Florida Corporation, with the U.S. Securities and Exchange Commission on Wednesday, May 30, 2018 relating to the Tender Offer by Medilogistics Corp, (“Purchaser”), a Florida corporation and a wholly owned subsidiary of Medilogistics LLC. (“Parent”), a Delaware corporation, formed by Fernando Tamez Gutierrez (“Gutierrez”) and Miguel Gomez Mont filed with the U.S. Securities and Exchange Information on April 30, with amendments of the Tender Offer on May 21, 2018 and May 29, 2018.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain additional information as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements with Purchaser, Parent.

Employment Agreements

The Company is party to an employment agreement with its sole executive officer that provided for the compensation and benefits described below upon a termination of employment either by the Company without cause or by the executive officer for good reason (a “qualifying termination”). The Company’s employment agreement with its executive officer Daniel Khesin (“Khesin”) provided Khesin with his prorated salary in the event of a change in control.  Because of a subsidiary's failure to live up to the Board approved Addendum to the Joint Venture of Feb. 2017, (the Joint Venture was approved by the Board and also approved by Mr. Khesin), and the inability of the North American entity to raise investment capital due to the continued presence of former CEO Daniel Khesin in the parent DS Healthcare, the Board determined to seek Mr. Khesin’s separation from his positions as CEO, President and Director. Mr. Khesin resigned voluntarily from his position as CEO, President and Director when he entered into a Founder’s Agreement with the Company on or about June 1, 2017.  This Founder’s agreement provided compensation and benefits similar to his former employment agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Form 14D-9 is true, complete and correct.

Dated: May 31, 2018
DS HEALTHCARE GROUP, INC.

By:	/s/ Myron Lewis
Name:	Myron Lewis
Title:	Chairman of the Board

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